

HAVE YOU EVER DREAMED

INVEST IN **CALEDONIAN BRAVES FC**

A wee Scottish football club with big dreams and big ambitions

caledonianbraves.com   Delaware City, DE   𝕏   ▶   ⊙   ♪ | Sports | Sports Tech |

Highlights

(1) First and foremost, you'll own a wee Scottish football club (for real!)

(2) 6,500+ owners from around the world

3 The Braves are on a determined path to compete alongside football giants like Rangers and Celtic

4 You'll be part of building a globally-diverse ownership community in football

5 You'll experience the highs and low of football club ownership - Saturdays will never be the same

6 You'll help shape the future of the club by being involved on a variety of club matters

7 You'll get to enjoy exclusive ownership access to the players, manager, staff, and board members

8 Yes, you'll even get an ownership certificate that you can hang on your wall to impress your friends

Featured Investors



Deven Hurt in   Follow

Co Founder & CEO | Prediction Strike

"I believe in Chris and what Caledonian Braves are building! GO BRAVES !"

Isaiah Covington in   Follow

Performance Coach at Boston Celtics NBA Champion 2024

"I am a proud investors in Caledonian Braves!"

 **Kevin Abrams**

Sr. VP @ NY Football Giants | Football Operations & Strategy

"I am so grateful and proud to be a part of the Braves' investment group. From the very beginning, Christopher Ewing was clearly on to something special and the journey to date has exceeded my wildest expectations. Christopher and the Braves have created a worldwide fan base that has skin in the game and is spreading at a rate and reach that is nothing short of phenomenal. I can't keep up with how many fellow investors I have heard from who all share the same passion for football and the Braves. I expect that what Christopher is doing will become the model for future Clubs. Be Brave!"

Our Team

 **Christopher Ewing** Founder and CEO

Proud Scotsman, living in Paris with 20+ years of experience in soccer business as a player, coach and business owner.

Our club was formed with a clear vision and belief of football being owned by the fans; of football clubs as community assets that improve the lives of those who support them. Not only are we creating a global ownership community, we are also giving fans a voice. We are creating a true football democracy where every owner has an equal voice and an equal vote.

 **David Fowler** Board of Managers

Proud Scotsman living in Amsterdam. Seasoned pro from the world of marketing and strategy, having spent 13 years at FIFA where he was appointed head of brand and events.

 **Josh McLeod** Board of Managers

Proud Scotsman living in Melbourne, where he lectures in Sports Management at

Deakin University. Josh is an experienced sport business research expert having worked on projects in India, the Middle East, Australia and the UK.



Suzanne Winters Board of Managers

Highly experienced professional soccer player, having represented Scotland on 105 occasions. Won both domestic trebles in Scotland and England. McDonald's ambassador for women & girl's football.



Ricky Waddell Head Coach

Widely regarded as one of Scotland's most talented coaches, holds the illustrious UEFA Pro License and has been head coach of the Braves for over eight years.

Own a Wee Scottish Football Club! Over 7,000+ Investors

Own a Piece of Scotland with Caledonian Braves! ⚽





Join Over 7,000+ Investors and come visit us!

See what they have to say👇



Mujtaba, Isaiah & friends at Alliance Park

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We are Caledonian Braves - Keith McWhinnie

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We are Caledonian Braves - Danny L

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We are Caledonian Braves - Josh Butler

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We are Caledonian Braves - Mason & Taylor

From Humble Beginnings

You may think that as Scotland's youngest senior club, we don't have much of a history to speak of, though you'd be surprised.

Although Caledonian Braves was formed in 2019, the club itself existed formerly as Edusport Academy. Initially created as a private football academy, Edusport Academy was founded to provide young French footballers the opportunity to combine football with education in Scotland during one year.

Created in 2011, the Edusport Academy successfully applied to join the pyramid via the South of Scotland League in 2014 and became the first club in the history of Scottish football to win promotion from the bottom of the pyramid when we won the League in 2017.



We also made history in 2015 when we won the South of Scotland League Cup. As holders of the League Cup, the trophy was displayed in the National Football Museum at Hampden Park from 2015-2017 as having 'documented contemporary football history' as the trophy was won by a team full of French nationals.

With over 800 fans from 30 different countries, a series of online votes gave birth to Caledonian Braves. A new club identity, with a new badge and a new home ground, Caledonian Braves were officially born when the SFA Professional Game Board ratified the name change on 20th June 2019.

Edusport Academy continues to exist as the Academy of the Caledonian Braves FC.

Scotland LOVES pro sports. Scotland DESERVES pro sports. This is our time.

What's Next for the Club

Caledonian Braves have big dreams for the future. With a diverse and passionate ownership base driving them forward, the club aims to climb

passionate ownership base driving them forward, the club aims to climb the ranks and secure a spot in the Scottish Premiership within the next decade.



Competing alongside giants like Rangers and Celtic is no small feat, but with their commitment to excellence on and off the pitch, coupled with strategic partnerships, a strong fan base and incredible owners like yourself, Caledonian Braves are determined to make their mark on Scottish football's biggest stage.



Club Crest

With several designs to chose from, our current club crest won an online vote and is now a proud part of our brand identity.

The crest embodies the exciting new chapter in the evolution of the football club.

The badge's composition is based on that of a shield, informed by its usage from brave Scottish warriors and the previous club crest of Edusport Academy.

The focal point of the crest is the mythical phoenix bird, a symbol of strength, power & class - representative of the rebirth and journey of the rebranded club. Its wings proudly span the shield - embodying the bravery and fight of the new brand.

At the heart of the badge, the Scottish Edusport ball - showcasing the clubs beginnings and proud history thus far being forever remembered.

A Proud Scottish Heritage? 🏴󠁧󠁢󠁳󠁣󠁴󠁿

Here's the best way to embrace your roots 👉👇





a piece of the club for as little as $100.

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Join Over 6,500+ Owners

Caledonian Braves is a football club with a twist - it's owned by over 5,000 people from all over the world! These owners include well known soccer players, MLS celebrities, entrepreneurs, and even musicians. With most owners from the USA, the club has a strong international following.



Lead Investor Mujtaba Elgoodah travelled from Washington DC to visit his scottish football club and meet some of his co-owners



The club captivates fans with engaging content, offering behind-the-scenes glimpses into ownership life, captivating TikTok videos with millions of views, and a dynamic online presence that keeps supporters connected and inspired.

Here is our very first Owners Meeting, we were proud to be the first club on the planet to run a meeting with his global community of owners on StreamYard

Two of our newest owners made the journey all the way from America to watch us play! They documented their whole experience... 👇

https://www.tiktok.com/@thebravesfc/video/727174076297331024O

How Big the Soccer Market Really is

In the 2021/22 season, the value of the European soccer market was calculated at around 29.5 billion euros. This figure represents an increase on the previous season, as well as the size of the industry

before the coronavirus (COVID-19) pandemic.



$29.5 Billion
10.9% Projected CAGR

Soccer clubs with the highest revenue worldwide in 2022/23

(in million euros)



Real Madrid	831.4
Manchester City	825.9
Paris Saint–Germain	801.9
Barcelona	800.1
Manchester United	745.8
Bayern Munich	744



Club	Value
Liverpool	682.9
Tottenham Hotspur	631.5
Chelsea	589.4
Arsenal	532.6
Juventus	432.4
Borussia Dortmund	420

Brand value of leading soccer clubs worldwide in 2023
(in billion euros)

Club	Brand value in billion euros
Manchester City	1.51
Real Madrid	1.46
Barcelona	1.37
Manchester United	1.36
Liverpool	1.36
Paris Saint-Germain	1.13
Bayern Munich	1.1
Arsenal	0.91
Tottenham Hotspur	0.9
Chelsea	0.86

Brand value in billion euros



WE ARE THE CALEDONIAN BRAVES OF SCOTLAND AND WE'RE BUILDING A CLUB WHERE EVERY OWNER HAS AN EQUAL VOICE AND EQUAL VOTE.

We're just a wee Scottish football club right now, but we have big ambitions. We plan to compete in the Scottish Premiership with giants like Rangers and Celtic within the next ten years. To do that, we're building the most geographically diverse ownership community in football. No matter who you are or where you're from, you're invited to join us.

Our club was formed with a clear vision and belief of football owned by the fans. Of football clubs as community assets that improve the lives of those who support them.

As you'll see in the following pages, we're selling a 25% stake in the club with the minimum investment set at just $100. That's cheaper than your annual Netflix membership.

We believe our wee club has the potential to inspire millions around the world and we hope you'll come along for the journey.

Caledonian Braves epitomize inclusivity and democracy within their ownership structure, fostering a club where each of the 900+ owners holds an equal voice and vote. This unique approach ensures that every individual's perspective is valued and contributes to the club's decision-making process. It's a testament to their commitment to transparency and shared responsibility. With this foundation of equality, the club aims to achieve ambitious milestones, including their aspiration to compete in the prestigious Scottish Premiership within the next decade, challenging traditional football powerhouses like Rangers and Celtic.

Building a Club Where Every Owner Has an Equal Voice and Equal Vote!

🏴󠁧󠁢󠁳󠁣󠁴󠁿A day in the life of... an owner of a wee Scottish football club! 👇

🏴󠁧󠁢󠁳󠁣󠁴󠁿A day in the life of... an owner of a wee Scottish...

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From managing budgets, staff,

CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Welcome to Scotland

WHERE ELSE BUT GLASGOW? WE BRAVES ARE FROM THE HEART OF CALEDONIA, IN A CITY AS WELCOMING AS IT IS VIBRANT.

Warm people and warm haggis can be found around every corner here. We invite you to enjoy some traditional Scottish hospitality before heading a couple hours north to our ancient highlands. We'll see you at the match later!

Timeline: We are just getting started! a long way, fam



Meet The Team Behind Caledonian Braves!

Check what our found owner has to say below

https://www.tiktok.com/@thebravesfc/video/7353680494413761825 👇👇👇

Meet our Head Coach, **Ricky** talks with **BravesTV** after we recorded a third straight victory this afternoon!





Our Values

AMBITION

We will never settle for mediocrity and will continually strive to become the best version of ourselves on and off the field.

FEARLESS

We champion the bold and the brave. We will never be scared to challenge the status quo and fight for what we believe in.

EQUALITY

We are many, though we are one. We are different, though we are equal. We will challenge inequality in all that we do, championing social justice.

DEMOCRACY

Our strength is in our numbers, our diversity, and our shared vision. All members of our ownership community will have an equal voice and equal vote.

Winning On & Off the pitch

Signed Partnership with Cruyff Institute, Le Coq Sportif, Amnesty International, UN Goals for Football, and many more others, like the ones below.

      

🏴󠁧󠁢󠁳󠁣󠁴󠁿 Scottish football doesn't get enough credit 🙌...

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For as little as $100,



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Why Now?

Together, we can challenge the status-quo and become a boon for changing times. As like-minded fan investors, you have the ability to shepard the Braves forward. Yes, we are offering equity in a football club,



Edusport Academy

Based in Glasgow, Scotland, and in Malta. With a proven track record and 10 years of experience, our aim is to provide a life changing experience combining education with sport.

The programmes allow our students, not only to discover a new country and culture, though to continue their studies whilst constantly developing their sport in professional conditions. The programmes include English language courses with an internationally recognised qualification, and daily training, both on the pitch and in the gym to which our players have unlimited access, all in the centre of Glasgow, one of Europe's most attractive cities, or in the Mediterranean climate of Malta, for an unforgettable student experience

Our aim is to provide the best environment to allow our people to develop professionally, personally and athletically.





CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

THERE IS AN IMBALANCE IN FOOTBALL. FIVE BILLION PEOPLE FOLLOW THE GAME WORLDWIDE, YET IT'S RUN BY A VERY SMALL, AND PRIVILEGED PORTION OF THEM. THAT HAS TO CHANGE.

We believe that the sport and its clubs should not belong to those who have the most money. It should belong to those who care for it – the fans.

Proximity to Scotland does not matter. We want you to help run the club, no matter where you are. You will help make the decisions, chart our course up the pyramid, and shape our club identity. This is the people's game, returned to the people.

Giving Football Back to Fans

Voting rights are proxied to the lead investor (see Form C for details).

CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

The Board

The board will be responsible for developing the club's strategic plan and providing oversight of the operational staff. The ownership community of fans will appoint two directors to represent them on the board in a democratic nominations process.

Formal board meetings will be conducted 4-6 times per year via video call. The annual general meeting (AGM), where voting on board positions takes place, will be available for all owners to attend each year. Attendance is welcome in Scotland in person or via video call from anywhere worldwide.

The Players




01 ZAC BUTTERWORTH
Midfielder
Age 22, Stirling

" The Braves are a community club. We are willing to run through walls for each other and just want to see the club and each other as players progress and play at the highest level possible.



04 JACK DUNCAN
Defender
Age 22, Edinburgh

" It's the best dressing room I've been in without doubt. I think a lot of the boys having shared experiences of being let go by some of the top academy setups in the country brings a sense of togetherness and we are grateful to Braves for giving us that second opportunity in football.

03 JAMIE WALKER
Defender
Age 22, Glasgow

" The boys are aware of the ambition the club has off the pitch and this motivates us to aim high on the football field.







CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Ours is a universal story and compelling mission to anyone who enjoys sport. This is a revolutionary moment. With your help, the Caledonian Braves will become a democracy, with every success enjoyed together and every decision shared.

Invest and you will write fresh lines in football's oldest yarn. The world's game belongs to the world: it is time to take it back.

Closing Statement